                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

August 9, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Index Funds; File No. 2-56846

Dear Mr. Sandoe,

The following responds to your comments of August 6, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 117 that was filed on June 25, 2010 pursuant to Rule 485(a).  The following comments apply to the Vanguard 500 ETF.

Comment 1:    Fees and Expenses

Comment:         The Fund’s estimated annual operating expense ratio is provided without a breakdown of the management and other expenses.

Response:         The estimated annual operating expense ratio will be provided, along with the breakdown of the management and other expenses, in a subsequent filing before the Fund goes effective.

Comment 2:    Primary Investment Strategies

Comment:         Include the market capitalization strategy for the Fund.

Response:         The Item 9 disclosure includes the Fund’s asset-weighted median market capitalization.  We consider this placement to be sufficient and appropriate.

Comment 3:    Primary Risks

Comment:         Consider adding small and/or mid-cap risk to the primary investment strategy disclosure.

Response:         This Fund will invest predominantly in large-cap stocks, and will track an index with a weighted average market cap of $75.2 billion as of June 30, 2010.  Accordingly, we do not consider the Fund’s minimal exposure to small- and mid-cap stocks to warrant discussion in the primary risk section.

Comment 4:    Primary Risks

Comment:         Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:         The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 5:    Tax Information

Comment:         Delete all but the first sentence of this section, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.

Response:         We will make the requested edit.

Comment 6:    SAI– Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Response:         We have modified the disclosure as requested.

Comment 7:    Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel